Filed by VeriFone Systems, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Hypercom Corporation
Commission File No.: 001-13521

VERIFONE CUSTOMER LETTER

Dear Valued Customer,

We’re pleased to share with you some exciting news. As detailed in the linked press release, today we announced that VeriFone Systems, Inc. and Hypercom Corporation have entered into a definitive agreement under which VeriFone will acquire Hypercom. We are very excited about this transaction and about the advantages we believe the combined company will bring to you, our customers.

Hypercom is a high security electronic payment and digital transactions solutions provider, with a significant presence in continental Europe. This acquisition will allow us to grow in key European markets, which will complement the position we already have in the U.S., the U.K., Eastern Europe and the Middle East.

We expect the transaction will be completed in the second half of 2011, subject to shareholder approval and customary regulatory approvals. You can be confident that today’s announcement will in no way affect our current business relationship. As always, we remain 100% committed to meeting your needs and providing you with the highest level of service.

Please feel free to call your VeriFone sales representative at any time if you have questions. Thank you for your support.

Sincerely,

Doug

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In connection with the proposed transaction, VeriFone intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Hypercom relating to the proposed transaction. INVESTORS ARE URGED TO READ THE FORM S-4 AND PROXY STATEMENT (AND ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain copies of the S-4 and proxy statement, as well as VeriFone’s other filings, free of charge at the website maintained by the SEC at www.sec.gov when they become available. In addition, you may obtain documents filed with the SEC by VeriFone free of charge at its Web site (www.verifone.com) or by directing a request to: VeriFone, 2099 Gateway Place, Suite 600, San Jose, CA 95110 (Tel: 1-408-232-7979) Attention: Company Secretary). You may obtain documents filed with the SEC by Hypercom free of charge by contacting: Scott Tsujita (Tel: 1-480-642-5161).

VeriFone and Hypercom, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from Hypercom stockholders in connection with the merger. Information about the directors and executive officers of VeriFone and is set forth in the proxy statement for VeriFone’s 2010 Annual Meeting of Stockholders filed with the SEC on May 19, 2010. Information about the directors and executive officers of Hypercom is set forth in Hypercom’s Annual Report on Form 10-K filed with the SEC on March 12, 2010 and the proxy statement for Hypercom’s 2010 Annual Meeting of Stockholders filed with the SEC on April 26, 2010. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger when they become available.